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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                   SCHEDULE TO
                                  (RULE 13e-4)

            Tender Offer Statement under Section 14(d)(1) OR 13(e)(1)
                     of the Securities Exchange Act Of 1934

                       Tangram Enterprise Solutions, Inc.
         (Name of Subject Company (Issuer) and Filing Persons (Offeror))

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           Options to Purchase Common Stock, Par Value $0.01 Per Share
                           (Title of Class Securities)

                                   875924-10-2
                      (CUSIP Number of Class of Securities)

                                   Copies to:

           John N. Nelli                        T. Justin Moore, III,  Esq.
    Senior Vice President and                        David Meyers, Esq.
     Chief Financial Officer                       Hunton and Williams
  Tangram Enterprise Solutions, Inc             Richmond Plaza, East Tower
  11000 Regency Parkway, Suite 401                 951 East Byrd Street
     Cary, North Carolina 27511                Richmond, Virginia 23219-4074
           (919) 653-6000                             (804 788-8200)

 (Name, address, and telephone numbers of person authorized to receive notices a and communications on behalf of filing persons)

                            CALCULATION OF FILING FEE

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       Transaction Valuation*                         Amount of Filing Fee
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            Not applicable                                Not applicable
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[ ]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  Not Applicable         Form or Registration No.:  Not Applicable
     Filing Party:  Not Applicable                   Date Filed:  Not Applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1
     [ ] going-private transaction subject to Rule 13e-3
     [X] issuer tender offer subject to Rule 13e-4
     [ ] amendment to Schedule 13D under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The following message, which does not constitute an offer to exchange, was sent on June 19, 2001 by electronic mail from Norman L. Phelps, President and Chief Executive Officer of Tangram Enterprise Solutions, Inc. (the "Company"), to holders of option grants issued under the Company's 1988 Option Plan and the 1997 Equity Compensation Plan:

Dear Tangram Associates:

The management team at Tangram recognizes that the stock option program is a valuable program to employees and that the overall market environment has left many of your options at prices much higher than the stock is today. In response to this unusual situation, we intend to roll out an Option Exchange Program within the next few weeks. We anticipate that in its final form, the program will allow you to cancel your vested and unvested options that have an exercise price above $2.00 per share with the understanding that we will issue you new options, according to the program guidelines, in the future, but no earlier than six months and one day from the date the original options are cancelled. The exercise price of the new options that are granted will be the closing price of our common stock on the date the new options are granted. Twenty-five percent of the new options will vest immediately upon the date of grant and 25% will vest on each of the first, second and third anniversaries of the grant date. The goal of the program is to give employees a chance to enhance their wealth building opportunities through their employment with Tangram Enterprise Solutions. The structure of the Option Exchange Program strikes a balance between the interests of our employees and shareholders by attempting to minimize the future dilutive impact of our ongoing stock option program. Executive Officers and Directors of the Company are not eligible to participate in this Option Exchange Program.

The reason the Option Exchange Program is being structured this way, rather than simply resetting the exercise price of existing options to the current fair market value (a "repricing"), is that a repricing would require a charge to earnings for accounting purposes that could further depress the price of our common stock. The proposed Option Exchange Program will allow us to avoid a charge to earnings.

Due to the recent popularity of these programs, the U.S. Securities and Exchange Commission has been examining the regulation of option exchange programs under the federal securities laws. On March 21, 2001, the SEC issued guidance about how these programs need to be communicated to employees and administered. The Finance and Human Resources departments are studying this guidance and are developing a program that complies with this guidance. We hope to send out details of the program and participation procedures within the next few weeks.

Please note that the final terms and conditions of the Option Exchange Program will be described fully in the documentation that you will receive once the details of the Option Exchange Program are finalized. The documentation that you will receive may have different terms and conditions from those described above. Please review this documentation when you receive it and before making any decision with respect to this program. Because we are still in the process of finalizing the terms and conditions of the Option Exchange Program we will be unable to answer any questions until after the complete documentation is delivered to you.

I am convinced that the long-term opportunities and prospects for our Company are solid. The Option Exchange Program is designed to retain and reward our valued employees, ensuring that they continue to contibute to our objectives and share in our success.

Thank you for your continued hard work and cooperation.

Norm Phelps
President and Chief Executive Officer

****************************************************

This communication is not an offer to exchange. When the program is commenced, optionholders who are eligible to participate in the exchange offer will receive written materials and an email notifying them of the availability on the Tangram internal website of an "Offer to Exchange" describing the program and an "Election Form" that employees will use if they want to participate in the program. Employees should carefully read these documents when they become available, because they will contain important information about the exchange offer. The Company will file these materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the exchange offer. You will be able to obtain these materials and other documents filed by the Company with the Securities and Exchange Commission for free from the Securities and Exchange Commission's website at www.sec.gov or from the Company's website.

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

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The following press release, which does not constitute an offer to exchange, was issued on June 19, 2001 by Tangram Enterprise Solutions, Inc.

FOR IMMEDIATE RELEASE:                   CONTACTS:
June 19, 2001 and Thereafter             John N. Nelli, Chief Financial Officer
                                         Jnelli@tangram.com
                                         ------------------


                           Tangram Announces Voluntary
                   Stock Option Exchange Program for Employees

Cary, N.C. -- June 19, 2001 -- Tangram Enterprise Solutions (NASDAQ: "TESIC"), a recognized leader in the lifecycle asset management market, today announced that it will offer a voluntary stock option exchange program for its employees. Under the planned program, eligible employees will be able to tender for cancellation outstanding stock options with an exercise price above $2 per share in exchange for an equal number of new options to be granted at a future date. The grant date for new options will be at least six months and one day from the date of cancellation of the tendered options with an exercise price equal to the fair market price of the Company's common stock on the grant date of the new options.

The structure of the option exchange program strikes a balance between the interest of Tangram's employees and shareholders by attempting to minimize the future dilutive impact of the Company's ongoing stock option program. Executive officers and directors of Tangram will not participate in the program. Should all eligible employees elect to participate in the program, approximately 471,000 options would be exchanged, representing approximately 25% of the total outstanding options and approximately 2.4% of total outstanding shares, as of today's date.

"As Tangram moves forward in becoming a leader in the lifecycle asset management market, we realize that our employees--with their domain expertise, talent, and drive--play a vital role in achieving our long-term market goals and building sustained shareholder value," said Norm Phelps, president and CEO of Tangram. "Through this program, we believe that we will be able to retain and reward our most valued employees, ensuring that they continue to contribute toward the Tangram vision and share in the company's future success."

Tangram has not commenced the offer to exchange that is referred to in this communication. Upon commencement of such offer, Tangram will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents. Employees of Tangram who are optionholders are strongly encouraged to read the Schedule TO and related exhibits, including the offer to exchange, letter of transmittal and other related documents, when they become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and will be delivered without charge to all employees of Tangram who are eligible for the offer to exchange. Additional copies of these documents may be obtained without charge by employees of Tangram who are eligible for the offer to exchange by contacting the person specified in these documents.

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 (statements that are not historical facts and relate to future performance) that involve risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements, based upon information available to Tangram as of today's date, include statements about recently adopted strategies, including the launch into the asset management market space and financial growth expectations that are subject to risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including: Tangram's ability to integrate its business with the acquired Wyzdom Solutions assets, unanticipated bugs or other technical problems that arise during quality assurance and testing that may delay the release of Tangram's asset management offerings, and Tangram's ability succeed or capitalize upon the opportunities in the asset management market. Other risk factors include: Tangram's ability to sustain compliance with Nasdaq's listing requirements and to retain it Nasdaq listing in the future; reliance on key personnel to guide these efforts; competitive forces in the labor markets in which Tangram participates; general stock market and economic conditions; and other risks identified in Tangram's SEC filings, including its Form 10-K for the year ended December 31, 2000 and subsequent filings with the SEC. Tangram assumes no obligation to update any of these statements and these statements are not guarantees of Tangram.

About Tangram (www.tangram.com)
               ---------------
Headquartered in Cary, N.C., Tangram Enterprise Solutions, Inc. is a leading provider of IT asset management solutions for large and midsize organizations across all industries, in both domestic and international markets. Tangram's core business strategy and operating philosophy center on delivering world-class customer care, creating a more personal and productive IT asset management experience through a phased solution implementation, providing tailored solutions that support evolving customer needs, and maintaining a leading-edge technical position. To date, Tangram's solutions have been installed on more than 2 million workstations and servers at more than 200 customer sites throughout the world. Tangram is a partner company of Safeguard Scientifics, Inc. (www.safeguard.com) (NYSE: SFE), a leader in identifying, developing, and
      -----------------
operating premier technology companies in the Internet infrastructure market with a focus on three sectors: software, communications, and eServices.

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Below is a written transcript of oral comments made by Norman L. Phelps,
President and Chief Executive Officer of Tangram Enterprise Solutions, Inc., delivered in a telephonic broadcast to all employees of Tangram on June 8, 2001. These comments do not constitute an offer to holders of options to purchase Tangram common stock to exchange their options.


When the program is commenced, optionholders who are eligible to participate in the exchange offer will receive written materials and an email notifying them of the availability on the Tangram internal website of an "Offer to Exchange" describing the program and an "Election Form" that employees will use if they want to participate in the program. Employees should carefully read these documents when they become available, because they will contain important information about the exchange offer. The Company will file these materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the exchange offer. You will be able to obtain these materials and other documents filed by the Company with the Securities and Exchange Commission for free from the Securities and Exchange Commission's website at www.sec.gov or from the Company's website.


NORMAN L. PHELPS: "The Board did approve the voluntary stock redemption program. You will hear more about that later but I think I mentioned that before. John Nelli is doing a lot of work on that now that the SEC has gotten involved in these types of programs and there is a lot more filing work that has to be done before we can actually kick the program off. So John is busily trying to get that done. Essentially, it gives you the opportunity to turn in your current outstanding options if they are below water or for whatever reason where-ever they are and wait 6 months and 1 day and receive new options at then market price. So we will tell you there are risks associated with that when we kick our program off, we will tell you all that stuff, you will get to see the risk analysis and what it means to you."

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